Lawrence Fensterstock

Chief Financial Officer

August 24, 2009

Mr. Larry Spirgel

Assistant Director

United States Securities & Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Creditriskmonitor.com, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 23, 2009
File No. 001-08601

Dear Mr. Spirgel:

We are in receipt of your letter addressed to Mr. Flum dated August 11, 2009 in which you noted that the staff of the Securities and Exchange Commission has reviewed the above referenced filing and has raised comments with respect to a number of items.

This will confirm our advice by telephone on Friday, August 21, 2009 to Jessica Plowgian that we expect to provide our written response to your comments by no later than August 31, 2009.

Ms. Plowgian also indicated that she will let us know over the next few days whether there is additional guidance she will be able to give us regarding the treatment of Mr. Flum’s deferred compensation (the 5th comment in your letter). In the absence of same, our written response will explain why we believe that our disclosures in prior filings were appropriate.

If you have any questions relating to any part of this letter, please do not hesitate to contact me.

Sincerely,

Lawrence Fensterstock

704 Executive Blvd. Suite A	Valley Cottage, NY	10989	p 845.230.3060	f 845.267.4110